EXHIBIT (a)(4)
SAMPLE LETTER TO COMPANY EMPLOYEES

December 11, 2002

Fellow Knight Employees:

Today Knight commenced a voluntary stock option exchange program for eligible employees. The offer is only open to non-executive employees—no directors or executive officers can participate.

As you may know, a number of employees hold options to buy NITE stock at strike prices well above today’s trading range. These options are not achieving their purpose—to motivate and reward employees—as the strike prices are significantly higher than the current market price of our common stock and, thus, provides limited incentive opportunity. Knight intends to provide employees with the benefit of owning options that over time may have a greater potential to increase in value. Through the program, employees who meet certain eligibility requirements will be able to exchange their current options for new options at a future date. These new options may have a lower strike price for the employee, subject to the performance of NITE’s stock.

The press release announcing Knight’s filing is below. Eligible employees will receive specific information about the program from Human Resources within a week. Until then, the following is general information about the program:

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Eligible employees are those who own Company options with exercise prices at or above $14.00, have been with the Company since June 1, 2002, and have not received an options grant since that time. It doesn’t matter if the options are vested or unvested. As I mentioned, the offer is only open to non-executive employees.

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The option exchange program is voluntary. Employees who participate will be asked to sign a letter of transmittal to exchange their options. You will have until January 17, 2002 to make your decision and return the letter of transmittal, and requested documents, to Human Resources. If you choose not to participate, your current option agreement(s) will not be changed and its terms—including exercise price, vesting schedule and exercise period—will remain the same. Employees who voluntarily exchange their options will not be eligible for additional option grants prior to receiving the new options under this exchange program.

•	Employees may tender all or a portion of their options for exchange, so long as all of the options at a specific exercise price are tendered.

•	For every two-and-a-half options tendered for exchange, one new option will be issued. For example, if you exchange options to purchase 250 shares, you will receive new options to purchase 100 shares.

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The new options will have exercise prices per share equal to the average of the high and low trading prices of NITE common stock on the Nasdaq National Market on the trading day immediately prior to the date of grant of the new options.

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The new options will be granted no earlier than the first business day that is at least six months and one day after the voluntary cancellation of the options. You should understand that this means you will be assuming some degree of market risk prior to the grant of new options. For example, if the NITE stock price rises during this six month period, the exercise price of the new options will be higher than today’s stock price. If the NITE stock price declines during this six month period, the exercise price of the new options will be lower than today’s stock price. You should also realize that there is always a chance for NITE stock to rise above the strike price of your exchanged options.

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The new options will have a two-year vesting period, with 25% vesting one year after the grant, and the remaining 75% vesting after two years, irrespective of whether your exchanged options were fully vested. The new options will have a five-year term and will have substantially similar terms and conditions as the exchanged options.

Once you have reviewed the detailed information mailed to your home this week, please contact Karen Doeblin in Human Resources with questions or concerns.

Sincerely,

Thomas M. Joyce
President and Chief Executive Officer